UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Tactile Systems Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-37799
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

3701 Wayzata Blvd, Suite 300 Minneapolis, Minnesota	55416
(Address of principal executive offices)	(Zip Code)

Brent Moen (612) 355-5100
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Tactile Systems Technology, Inc. (“we,” “us,” and “our”) is a medical technology company focused on developing medical devices for the at-home treatment of chronic diseases.

On September 8, 2021, we acquired the assets of the AffloVest respiratory therapy product line from International Biophysics Corporation, a privately-held company (“IBC”) which developed and manufactured AffloVest. AffloVest is a portable, battery-powered wearable vest, that treats patients with chronic respiratory conditions such as chronic obstructive pulmonary disease-associated breathing conditions like bronchiectasis, or conditions resulting from neuromuscular disorders and cystic fibrosis, by managing airway clearance. In accordance with Instruction 3 to Item 1.01 of Form SD, this report does not include AffloVest since the assets were acquired during our fiscal year ended December 31, 2021 and IBC previously had not been obligated to provide a specialized disclosure report with respect to conflict minerals.

For the purposes of the Rule, “Conflict Minerals” is defined as columbite-tantalite (coltan), cassiterite, gold, and wolframite, including their derivatives, which are tantalum, tin, and tungsten (“3TG”), or any other material or derivatives determined by the Secretary of State to be financing conflict in the Covered Countries. The Rule defines “Covered Countries” as the Democratic Republic of the Congo (the “DRC”) and countries that share an internationally recognized border with the DRC (the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola).

Other than the AffloVest which is excluded from this Form SD for the reasons set forth above, the products that we manufactured or contracted to have manufactured during the reporting period include the following:

•	Our proprietary Flexitouch system, which is an advanced intermittent pneumatic compression device used for at-home treatment for lymphedema patients; and

•	Our proprietary Entre system, which is a basic pneumatic compression device used for at-home treatment for patients with chronic swelling.

With respect to these products that we either manufactured or contracted to have manufactured in calendar year 2021, we have determined the presence of tin and gold in printed circuit board assemblies, wire harness assemblies and certain valve assemblies contained in our Flexitouch and our Entre systems (the “Covered Products”). Therefore, we have conducted a reasonable country of origin (“RCOI”) inquiry as required by the Rule to determine whether any components provided by our suppliers to us to manufacture our Covered Products or used by our contract manufacturers to manufacture our Covered Products originated in a Covered Country.

Reasonable Country of Origin Inquiry

We conducted our RCOI by identifying those suppliers that provided components containing 3TG for Covered Products that we manufactured or contracted to manufacture during the calendar year ended December 31, 2021. We obtained information from these suppliers, as well as our contract manufacturers, by requesting a completed copy of a Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (“RMI”) related to those components supplied to us or any products manufactured for us to determine the country of origin of any 3TG used in our Covered Products. We reviewed and analyzed the CMRTs that we received from the suppliers of components used in our Covered Products and our contract manufacturers. We received responses from three of our contract manufacturers and/or our direct suppliers who supply goods to us made with 3TG, which represented a large percentage of the 3TG contained in our Covered Products.

One of the CMRTs that we received provided “company-level” responses that include Conflict Mineral information for all supplier products sold during the reporting year, even though we purchased only a limited subset of such products from this supplier. While the CMRTs that we received from our contract manufacturers in China and Vietnam reported information on a “product level,” these responses were of limited utility to us since these vendors had received responses from 50% or less of the suppliers in their supply chains and did not identify all of the smelters and refiners supplying 3TG to their supply chains. These CMRTs also did not include smelter or refiner detail that permitted us to cross-check the smelters and refiners against the RMI’s publicly available database of smelters and refiners that are conformant with the Responsible Minerals Assurance Process assessment protocols. With respect to the CMRT that we received that reported on a “company level,” we were able to confirm that, as of May 23, 2022, all of the tin smelters and gold refiners included in its CMRT are currently listed as certified by RMI as “conformant” with the Responsible Minerals Assurance Process assessment protocols.

Conflict Mineral Disclosure

In light of the information that we received from our vendors in our RCOI, we are unable to definitively determine whether the tin and gold used in our Covered Products may have originated in Covered Countries. We will continue to engage with our vendors to obtain current, accurate and complete information related to their supply chain.

This Form SD is publicly posted on our webpage at http://investors.tactilemedical.com/corporate-governance under “Conflict Minerals Disclosure.” The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, and the Company has chosen not to file, as an exhibit to this Form SD, the Conflict Minerals Report otherwise required by Item 1.01(c).

Item 1.01 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TACTILE SYSTEMS TECHNOLOGY, INC.

By:	/s/ Brent Moen	Date: May 27, 2022
Brent Moen
Chief Financial Officer